FORM NRSRO

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APPLICATION FOR REGISTRATION AS A NATIONALLY RECOGNIZED STATISTICAL RATING ORGANIZATION (NRSRO)

SEC 1541 (1-15)

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

APPLICATION FOR REGISTRATION AS A
NATIONALLY RECOGNIZED
STATISTICAL RATING ORGANIZATION (NRSRO)

☐ INITIAL APPLICATION   ☐ ANNUAL CERTIFICATION

☐ APPLICATION TO ADD CLASS   ☑ UPDATE OF REGISTRATION
    OF CREDIT RATINGS   Items and/or Exhibits Amended:
                                                    Items 1E, 3, 4 of Form NRSRO; Exhibits 1, 4, 6

☐ APPLICATION SUPPLEMENT
    Items and/or Exhibits Supplemented: ☐ WITHDRAWAL FROM REGISTRATION

_____

Important: Refer to Form NRSRO Instructions for General Instructions, Item-by-Item Instructions, an Explanation of Terms, and the Disclosure Reporting Page (NRSRO). "You" and "your" mean the person filing or furnishing, as applicable, this Form NRSRO. "Applicant" and "NRSRO" mean the person filing or furnishing, as applicable, this Form NRSRO and any credit rating affiliate identified in Item 3.

1.   **A.** Your full name:

    Moody's Investors Service, Inc.
_____

    B. (i) Name under which your credit rating business is primarily conducted, if different from Item 1A:

    N/A
_____

    (ii) Any other name under which your credit rating business is conducted and where it is used (other than the name of a credit rating affiliate identified in Item 3):

    N/A
_____

    C. Address of your principal office (do not use a P.O. Box):

250 Greenwich Street	New York	NY	10007
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    D. Mailing address, if different:

N/A			
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

    E. Contact person (See Instructions):

James Bodovitz		MD-DCO Americas / Global Coordination	
(Name and Title)			

250 Greenwich Street	New York	NY	10007
(Number and Street)	(City)	(State/Country)	(Zip/Postal Code)

CERTIFICATION:

The undersigned has executed this Form NRSRO on behalf of, and on the authority of, the Applicant/NRSRO. The undersigned, on behalf of the Applicant/NRSRO, represents that the information and statements contained in this Form, including Exhibits and attachments, all of which are part of this Form, are accurate in all significant respects. If

this is an ANNUAL CERTIFICATION, the undersigned, on behalf of the NRSRO, represents that the NRSRO's application on Form NRSRO, as amended, is accurate in all significant respects.

8/22/2018	Moody's Investors Service, Inc.
(Date)	(Name of the Applicant/NRSRO)

By: /S/ Robert Fauber   Robert Fauber, President-Moody's Investors Service, Inc.

    (Signature)   (Print Name and Title)

2. **A**. Your legal status:

   ☑ Corporation   ☐ Limited Liability Company   ☐ Partnership   ☐ Other (specify) _____

   B. Month and day of your fiscal year end: 12/31

   C. Place and date of your formation (i.e., state or country where you were incorporated, where your partnership agreement was filed, or where you otherwise were formed):

   State/Country of formation: Delaware, USA   Date of formation: 5/10/68

3. Your credit rating affiliates (See Instructions):

   Item 3 is attached and made   a part of this Form NRSRO

(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)
(Name)	(Address)

4. The designated compliance officer of the Applicant/NRSRO (See Instructions):

   James Bodovitz   MD-DCO Americas/Global Coordinatio

   (Name and Title)

   250 Greenwich Street   New York   NY   10007

   (Number and Street)   (City)   (State/Country)   (Postal Code)

5. Describe in detail how this Form NRSRO and Exhibits 1 through 9 to this Form NRSRO will be made publicly and freely available on an easily accessible portion of the corporate Internet website of the Applicant/NRSRO (See Instructions):

   Form NRSRO and its exhibits will be publicly available, free of charge, on the Regulatory

   Affairs page of our website, www.moodys.com.

6. **COMPLETE ITEM 6 ONLY IF THIS IS AN INITIAL APPLICATION, APPLICATION SUPPLEMENT, OR APPLICATION TO ADD A CLASS OF CREDIT RATINGS.**

A. Indicate below the classes of credit ratings for which the Applicant/NRSRO is applying to be registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class as of the date of this application for which the Applicant/NRSRO has an outstanding credit rating and the approximate date the Applicant/NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit ratings	Applying for registration	Approximate number currently outstanding	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☐		
insurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))	☐		
corporate issuers	☐		
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☐		
issuers of government securities as that term is defined in section 3(a)(42) of the Exchange Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☐		

B. Briefly describe how the Applicant/NRSRO makes the credit ratings in the classes indicated in Item 6A readily accessible for free or for a reasonable fee (See Instructions):

_____

_____

_____

C. Check the applicable box and attach certifications from qualified institutional buyers, if required (See Instructions):

☐ The Applicant/NRSRO is attaching _____ certifications from qualified institutional buyers to this application. Each is marked "Certification from Qualified Institutional Buyer."

☐ The Applicant/NRSRO is exempt from the requirement to file certifications from qualified institutional buyers pursuant to section 15E(a)(1)(D) of the Exchange Act.

Note: You are not required to make a Certification from a Qualified Institutional Buyer filed with this Form NRSRO publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep these certifications confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the certifications confidential upon request to the extent permitted by law.

7. DO NOT COMPLETE ITEM 7 IF THIS IS AN INITIAL APPLICATION.

A. Indicate below the classes of credit ratings for which the NRSRO is currently registered. For each class, indicate the approximate number of obligors, securities, and money market instruments in that class for which the NRSRO had an outstanding credit rating as of the most recent calendar year end and the approximate date the NRSRO began issuing credit ratings as a "credit rating agency" in that class on a continuous basis through the present (See Instructions):

Class of credit rating	Currently registered	Approximate number outstanding as of the most recent calendar year end	Approximate date issuance commenced
financial institutions as that term is defined in section 3(a)(46) of the Exchange Act (15 U.S.C. 78c(a)(46)), brokers as that term is defined in section 3(a)(4) of the Exchange Act (15 U.S.C. 78c(a)(4)), and dealers as that term is defined in section 3(a)(5) of the Exchange Act (15 U.S.C. 78c(a)(5))	☑	36,631	1919
i**nsurance companies as that term is defined in section 3(a)(19) of the Exchange Act (15 U.S.C. 78c(a)(19))**	☑	2,484	1919
corporate issuers	☑	28,635	1909
issuers of asset-backed securities as that term is defined in 17 CFR 229.1101(c)	☑	59,320	1983
issuers of government securities as that term is defined in section 3(a)(42) of the Act (15 U.S.C. 78c(a)(42)), municipal securities as that term is defined in section 3(a)(29) of the Exchange Act (15 U.S.C. 78c(a)(29)), and foreign government securities	☑	598,614	1914

B. Briefly describe how the NRSRO makes the credit ratings in the classes indicated in Item 7A readily accessible for free or for a reasonable fee (See Instructions):

All public credit ratings are available free of charge, generally through press releases and on issuer landing pages on our website, www.moodys.com.

8. Answer each question. Provide information that relates to a "Yes" answer on a Disclosure Reporting Page (NRSRO) and submit the Disclosure Reporting Page with this Form NRSRO (See Instructions). You are not required to make any disclosure reporting pages submitted with this Form publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep any disclosure reporting pages confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the disclosure reporting pages confidential upon request to the extent permitted by law.	

	YES	NO
A. Has the Applicant/NRSRO or any person within the Applicant/NRSRO committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934 in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☐	☑
B. Has the Applicant/NRSRO or any person within the Applicant/NRSRO been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of the initial application of the Applicant/NRSRO for registration as an NRSRO or at any time thereafter?	☑	☐
C. Is any person within the Applicant/NRSRO subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO?	☐	☑

9. **Exhibits** (See Instructions).

Exhibit 1. Credit ratings performance measurement statistics.

☑ Exhibit 1 is attached and made a part of this Form NRSRO.

Exhibit 2. A description of the procedures and methodologies used in determining credit ratings.

☐ Exhibit 2 is attached and made a part of Form NRSRO.

Exhibit 3. Policies or procedures adopted and implemented to prevent the misuse of material, nonpublic information.

☐ Exhibit 3 is attached and made a part of this Form NRSRO.

Exhibit 4. Organizational structure.

☑ Exhibit 4 is attached to and made a part of this Form NRSRO.

Exhibit 5. The code of ethics or a statement of the reasons why a code of ethics is not in effect.

☐ Exhibit 5 is attached to and made a part of this Form NRSRO.

Exhibit 6. Identification of conflicts of interests relating to the issuance of credit ratings.

☑ Exhibit 6 is attached to and made a part of this Form NRSRO.

Exhibit 7. Policies and procedures to address and manage conflicts of interest.

☐ Exhibit 7 is attached to and made a part of this Form NRSRO.

Exhibit 8. Certain information regarding the credit rating agency's credit analysts and credit analyst supervisors.

☐   Exhibit 8 is attached to and made a part of this Form NRSRO.

Exhibit 9. Certain information regarding the credit rating agency's designated compliance officer.

☐   Exhibit 9 is attached to and made a part of this Form NRSRO.

Exhibit 10. A list of the largest users of credit rating services by the amount of net revenue earned from the user during the fiscal year ending immediately before the date of the initial application.

☐   Exhibit 10 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 11. Audited financial statements for each of the three fiscal or calendar years ending immediately before the date of the initial application.

☐   Exhibit 11 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 12. Information regarding revenues for the fiscal or calendar year ending immediately before the date of the initial application.

☐   Exhibit 12 is attached to and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

Exhibit 13. The total and median annual compensation of credit analysts.

☐   Exhibit 13 is attached and made a part of this Form NRSRO.

Note: You are not required to make this Exhibit publicly available on your corporate Internet website pursuant to Exchange Act Rule 17g-1(i). You may request that the Commission keep this Exhibit confidential by marking each page "Confidential Treatment" and complying with Commission rules governing confidential treatment. The Commission will keep the information and documents in the Exhibit confidential upon request to the extent permitted by law.

DISCLOSURE REPORTING PAGE (NRSRO)

This Disclosure Reporting Page (DRP) is to be used to provide information concerning affirmative responses to **Item 8** of Form NRSRO.

Submit a separate DRP for each person that: (a) has committed or omitted any act, or been subject to an order or finding, enumerated in subparagraphs (A), (D), (E), (G), or (H) of section 15(b)(4) of the Securities Exchange Act of 1934, has been convicted of any offense specified in section 15(b)(4)(B) of the Securities Exchange Act of 1934, or has been enjoined from any action, conduct, or practice specified in section 15(b)(4)(C) of the Securities Exchange Act of 1934; (b) has been convicted of any crime that is punishable by imprisonment for 1 or more years, and that is not described in section 15(b)(4) of the Securities Exchange Act of 1934, or has been convicted of a substantially equivalent crime by a foreign court of competent jurisdiction; or (c) is subject to any order of the Commission barring or suspending the right of the person to be associated with an NRSRO.

Name of Applicant/NRSRO   Date

Moody's Investors Service, Inc.   3/6/2018

Check Item being responded to:

☐   Item 8A

☑   Item 8B

☐   Item 8C

Full name of the person for whom this DRP is being submitted:

Moody's Investors Service, Inc.

If this DRP provides information relating to a "Yes" answer to Item 8A, describe the act(s) that was (were) committed or omitted; or the order(s) or finding(s); or the injunction(s) (provide the relevant statute(s) or regulation(s)) and provide jurisdiction(s) and date(s):

If this DRP provides information relating to a "Yes" answer to Item 8B, describe the crime(s) and provide jurisdiction(s) and date(s):

Please refer to Disclosure Reporting Page Appendix

If this DRP provides information relating to a "Yes" answer to Item 8C, attach the relevant Commission order(s) and provide the date(s):

Moody's Investors Service ("MIS")

Item 3

Credit Rating Affiliates

Moody's Investors Service Limited One Canada Square Canary Wharf London, E14 5FA, United Kingdom	Moody's América Latina Ltda. Avenida Nações Unidas, 12.551 16th Floor, Room 1601 São Paulo, SP 04578-903, Brazil
Moody's Eastern Europe LLC 21, 1st Tverskaya-Yamskaya str., Moscow, 125047, Russian Federation	Moody's Latin America Agente de Calificacion de Riesgo S.A. Ingeniero Butty 240 16th Floor Ciudad Autonoma de Buenos Aires, Argentina 1001AFB
Moody's Investors Service Hong Kong Limited 24/F, One Pacific Place, 88 Queensway, Admiralty, Hong Kong, People's Republic of China	Moody's Deutschland GmbH An der Welle 5 Frankfurt am Main, 60322, Germany
Moody's de México S.A. de C.V., I.C.V. Ave. Paseo de las Palmas No. 405 - 502 Col. Lomas de Chapultepec México, DF 11000	Moody's Investors Service Pty Limited Level 10, 1 O'Connell Street Sydney, NSW 2000, Australia
Moody's Investors Service España, S.A. Calle Principe de Vergara, 131, 6 Planta Madrid, 28002, Spain	Moody's Italia S.r.l. Corso di Porta Romana 68 Milan, 20122, Italy
Moody's France S.A.S. 96 Boulevard Haussmann 74-80 rue d'Anjou Paris, 75008, France	Moody's (Japan) K.K. Atago Green Hills Mori Tower 20Fl 2-5-1 Atago, Minato-ku Tokyo 105-6220, Japan
Moody's Canada Inc. 70 York Street Suite 1400 Toronto, Ontario M5J 1S9 Canada	Moody's Investors Service Singapore Pte. Ltd. Registered Office Address: 3 Raffles Place #06-01, Bharat Building, Singapore 048617 Principal Place of Business: 50 Raffles Place #23-06, Singapore Land Tower, Singapore 048623
Moody's Investors Service South Africa (Pty) Limited The Forum 2 Maude Street 2196 Sandton Johannesburg, South Africa	Moody's Investors Service Cyprus Limited Porto Bello Building 1 Siafi Street, 3042 Limassol P.O. Box 53205 CY-3301 Limassol Cyprus
Moody's Investors Service Middle East Limited Office 303, 304, Gate Precinct Building 3, Level 3, Dubai International Financial Centre Street, PO Box 506845, Dubai UAE	Moody's Investors Service EMEA Limited One Canada Square Canary Wharf, London E14 5FA, United Kingdom
Moody's Investors Service (Nordics) AB Krejaren 2, Östermalmstorg 1 114 42 Stockholm, Sweden	

Item 8 Supplement

In the United States, MIS's practice is to conduct background checks through a third-party vendor in connection with hiring employees. These checks include a limited criminal record search, and may also include verification of prior employment and education. We do not conduct criminal record checks for employees hired outside of the United States in all jurisdictions, in part because in certain jurisdictions, legal constraints prevent us from doing so. Although in rare circumstances, MIS may hire an individual despite the fact that he/she has been convicted of a crime in the past because MIS believes that the offense is not relevant to the individual's employment, it is not of a serious enough nature to preclude his/her employment, and/or the offense occurred far enough in the past, MIS does not currently maintain records reflecting such circumstances. For these reasons, among others, we cannot say with certainty that no person within MIS has been convicted of a crime or committed an act or offense enumerated in Section 15(b)(4) of the Securities Exchange Act of 1934 or other offense punishable by imprisonment for one or more years, or of a substantially equivalent crime by a foreign court of competent jurisdiction in the ten years preceding the date of our initial application for NRSRO registration, or at any time thereafter.

Please note, when responding to Item 8 (A)-(C), we have interpreted "any person within the Applicant/NRSRO" to include only persons currently employed by the Applicant.

Moody's Investors Service ("MIS")

Disclosure Reporting Page Appendix

On April 10, 2001, MIS agreed to a settlement with the Antitrust Division of the U.S. Department of Justice arising from an incident in 1996 involving the destruction of documents. Under the terms of the settlement, MIS pleaded guilty to one count of obstruction of justice in violation of 18 U.S.C. § 1505 and agreed to pay a fine of $195,000. The settlement and guilty plea arose out of an isolated incident in March 1996 in which an employee destroyed some copies of documents called for under a Civil Investigative Demand served on MIS by the Antitrust Division in connection with a civil investigation into alleged anticompetitive practices in the credit rating industry. The Antitrust Division ultimately closed the civil investigation in 1999 without taking any action against MIS.

List of Material Changes to Form NRSRO
Pursuant to Form NRSRO Instruction F

On August 29, 2018, the NRSRO submitted an Update of Registration to Form NRSRO which includes changes to:

1) Form NRSRO Items 1(e), 4 and Exhibit 4:
   a. Title of the contact person/designated compliance officer on Items 1(e) and 4 of Form NRSRO and the corresponding item in Exhibit 4 have been updated to clarify the position of the designated compliance officer.

2) Form NRSRO Item 3:
   a. Updated to include a new affiliate titled "Moody's Investors Service (Nordics) AB".

3) Exhibit 1:
   a. Tables reflecting short-term corporate commercial paper have been re-ordered to appear directly after the long-term corporate rating tables.

4) Exhibit 6:
   a. Updated to specifically identify the conflict described in Rule 17g-5(b)(9).